UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal annual period ended: December 31, 2023

Called Higher Studios, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-3777260
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

231 Public Square

Suite 300, PMB-41

Franklin, Tennessee 37064

(Mailing Address of principal executive offices)

(888) 552-2553

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Voting Common Stock

In this report, the terms “Called Higher Studios”, “we”, “us”, “our” or “the Company” refers to Called Higher Studios, Inc..

This report on Form 1-K (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

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THE COMPANY’S BUSINESS

Overview and Structure

Called Higher Studios (CHS)was founded on June 4, 2019 as a faith based movie studio. We have widened our initial scope of content to faith, family and inspirational media. We now develop, produce, and distribute content in the form of films and television programs to the wide audience of faith, family and inspirational audience, while still sustaining our faith and guiding principles. Our unique value is that we are partially crowd owned, giving us the ability to listen and interact with our investors and fans. Called Higher Studios was incorporated on June 4, 2019 in Delaware.

Faith, family, and inspirational based films are a particular genre that appeal to a wide audience, including people of faith. By sourcing inspirational stories that have a common theme, we develop pilots or scripts around this material and then utilize a team of people, commonly directors, actors, and other film related tradesmen to produce visual content in the form of movies or television. We then attempt to distribute this media to create profitable returns for the company.

The company is a subsidiary of Global Development Alpha, LLC, which is 75% owned by Jason Brown, who is the Chief Executive Officer, President and Director of the company and 25% owned by Ash Greyson. There are currently no business relationships between the two companies other than a parent company ownership through Global Development Alpha, LLC.

The company has been in business for over 4 years, but COVID 19 paused and shrunk our industry for nearly two years of that time. For that reason, we consider CHS still in an early stage of our company. Last year, our first film Camp Hideout was released theatrically and worldwide in September 2023, a huge milestone for our company. While Camp Hideout did not meet our initial estimates, we believe it solidified our model and validated that we have the production staff and relationships to complete a project and acquire distribution for projects to get them to the point of monetization, something that is very difficult in our industry. While distribution is never guaranteed and most films never get distribution, CHS feels this was a positive milestone for our company

Principal Products and Services

Our intent is to grow Called Higher Studios into a successful, and profitable, faith, family, and inspirational production company. By leveraging our industry knowledge and experience, we feel that we have an opportunity to create revenue streams from developing faith, family and inspirational based feature films and television programming and from marketing of other studios’ films and television products to our community of supporters.

We will be using proven entertainment industry business models with an added twist that we believe will give us a competitive advantage. If we get our community of supporters involved in our projects, we believe our projects will be more likely to succeed when they come to market.

At this stage, our primary focus is on the following projects that are in various stages of development:

●	Development, Financing and Principal Photography of the Anne Beiler Story.

●	We are currently attached as producers to the film Paradise Found, based on the book by the same title by Bill Plaschke. This story revolves around the Paradise CA wildfires that happened in November 2018

●	Continued development of the film, based on the screenplay The Grace of Christ, written by Brian Baugh (Writer of The World We Make & Finding You, Director of I’m Not Ashamed, The World We Make & Finding You).

●	We are in the early stages of negotiations to produce a documentary, currently untitled, based on a well-known public story in the financial industry. This documentary has faith elements as the center figure became a Christian later in life. This project has no guarantee of becoming a CHS project and currently no agreements have been executed.

Although we intend to use our best efforts to proceed with these projects, there is no guarantee that any or all of these projects will move forward or become successful.

We also acquired 316tees.com in September 2022, which generated approximately $57,582 in gross revenue in 2023

Near-Term Goals

Our biggest near-term goal is to successfully fund and close our Series A Preferred Offering.

Our next near- term goal is to continue the development of the Anne Beiler Story and to secure financing for this project, moving it into the physical production stage

We also have a goal to grow 316tees.com. This business is consistent and we feel has room to improve and produce higher gross revenues in the coming years.

We are likely to need an additional $500,000 to $15,000,000 million to properly distribute and market our future films, depending on the structure and the nature of the film’s release. We may need to increase our film budgets in the future as the company grows. The reason for the large range depends on whether or not a film goes theatrical. Releasing a film through a sale to a streamer generally costs Called Higher Studios very minimal additional dollars since there is not a need to market the film, usually only delivery costs, although we may choose to market it and spend advertising dollars to expand our brand into the marketplace. Should we decide one of our films should be distributed through theaters, generally that cost could be from $3 Million to $8 Million dollars in P&A marketing dollars to release it properly on 1500 to 2700 theaters. The reason for this is the massive costs to market the film and distribute it to the theaters. This cost could be born by Called Higher Studios should we have the capital, borrowed funds, or raised from investors in what is commonly referred to as a P&A loan.

If we partner or co-finance a film with another production company, it may be possible for us to own a percentage of the film through a joint venture for $250,000 or above. However, this depends on the nature of the deal and how we structure the joint venture. While film box office receipts and licensing fees are usually known relatively quickly, they usually have a long recoupment cycle. It can take one to three years to generate significant profits that are actually realized and collected by the company.

Management of the company has relied on the above information to inform its understanding of the current market. However, we have not independently verified the information provided by the above referenced sources. Also, it is important to note that global, unpredictable events such as Covid-19 can adversely affect our financial results, operations, and our company in general. These events could occur again unexpectedly.

Utilizing Our Fan Community

We founded Called Higher Studios because we believed that by growing a community of people that were like minded, and consumers of the type of content that we produce, we could gain valuable feedback and marketing insight, while at the same time allowing them to own a piece of the company. One of our future goals is to strengthen the relationship with our fans and fan owners, while at the same time growing our communication channels directly with them. Called Higher Studios was founded on biblical principles, and we desire that our content reflect that, either directly or indirectly. We believe a company built on these values and owned partially by fans has a unique ability to create the sort of authentic, organic following that we are looking to build.

In addition, we believe our community of invested shareholders can provide value in other ways:

●	By influencing the overall direction, look, and feel of the product that they help create;

●	By giving us needed feedback about our company and their wishes, hopes, and desires;

●	By being a collective force for change in the industry, and by applying pressure to disrupt outdated models in an effort to achieve positive creative results.

We strive to develop the world’s largest and most engaged network of faith, family, and inspirational fans and investors for the purpose of developing, producing, and distributing faith based and family content. It is this family, the “crowd”, that we believe is our greatest asset. By collectively developing, producing, and, more importantly, talking about our projects in the public domain, we believe that our fans and investors will increase the brand awareness of our collective projects. In a world where social media rules the attention span of most of the people out there, having a collective voice that can review, post, and share things about our projects, in our opinion, can greatly increase the probability of success.

In addition to our financing history, we look at the strides Called Higher Studios has made in 2023 and up until the date of this filing:

●	We have physically produced our first feature film, Camp Hideout, it was pre-sold and launched nationwide in theaters September 2023 and is currently available on Hulu.

●	We engaged writers to write the screenplay for the feature film based on Auntie Anne’s Founder, Anne Beiler.

●	Called Higher Studios is attached to produce Paradise Found, a movie about a football coach during the Paradise, CA wildfires. This film has an offer from Netflix and is currently in negotiations

●	Called Higher Studios is currently attached to produce a documentary based on the life of John Clancy with Campfire Studios

How We Plan To Make Money

Our focus has shifted and we are giving more attention to the development and sales of faith, family, and inspirational television series and feature films. We are also entering the documentary genre. Our core business plan is to partner with other entertainment companies and market participants to develop, produce, distribute and market movies, television shows and short form media to faith, family and inspirational audiences. We plan to create content and use established and emerging distribution channels to monetize it. Our goal is to pursue one or more of the following activities:

1.	Developing film and television ideas for distribution and monetization.

2.	Developing a deeper relationship and network of influencers and their brands to strategically increase our awareness and the marketability of our products.

3.	Developing industry relationships and becoming a marketing partner for other content creators and distributors.

How We Plan To Fund Our Projects

Developing and monetizing entertainment projects like films and television shows usually requires significant capital investment. We intend to raise that money directly from our fan community, when necessary or beneficial, and access additional capital through financing, co-productions, and pre-sales. We currently exploring more opportunities to partner with venture capitalists, film financing companies, and other entertainment financiers to increase funding for Called Higher Studios projects.

Competition

The entertainment industry is fiercely competitive. There are thousands of other companies involved in the creation of entertainment content, from giant international conglomerates to small independent creators. Many of these companies are our competitors in that we are all competing to develop entertainment for consumers. However, our focus on faith based programming makes us more unique and narrows down the competitive field. We also believe that collaboration is common in the entertainment industry, so we also view most of our competitors as potential partners. Some of our more direct competitors include:

●	Pure Flix, which is an American conservative Christian production and distribution company founded by David A.R. White and Russel Wolfe and inspired by Netflix. They are known for producing Christian films, notably God’s Not Dead (2014), Do You Believe? (2015), I’m Not Ashamed (2016), The Case for Christ (2017), and Unplanned (2019). Since 2015, films distributed by Pure Flix have collectively grossed over $100 million at the domestic box office. The company has headquarters in Scottsdale, Arizona.

●	Angel Studios, Inc. is an American independent media company and film distribution studio based in Provo, Utah. It operates the over-the-top video on-demand service Angel Studios. The streaming service is available worldwide and can be accessed via web browsers or via application software installed on smartphones, tablet computers, and smart TVs. It has produced or distributed content that has been commercial successful such as The Chosen and The Sound of Freedom.

●	Kingdom Story Company (formerly known as Kingdom Studios), is an American film and television studio in partnership with Lionsgate specializing in the production of Christian films. It was founded in 2019 by the Erwin Brothers (Jon and Andrew Erwin), Kevin Downes, and Tony Young and has operations in Nashville, Tennessee and Los Angeles, California. They have produced and/or distributed films such as Jesus Revolution and I Can Only Imagine.

Employees

As of April 29, 2024 we had one full-time employee, two part-time contractors and one part-time advisory board advisor at Called Higher Studios.

Intellectual Property

We are in the process of researching a trademark application for our company’s name, Called Higher Studios. In order to protect that trademark value, we have proactively sought out any other entities with which we believed there may have been a conflict and entered into concurrent use agreements

Litigation

As of the date of this filing, Called Higher Studios is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Called Higher Studios was incorporated on June 4, 2019 in Delaware. We are in the business of creating and monetizing faith, family and inspirational based entertainment content. We are 5 years into the business, although it’s important to note that the Covid 19 Pandemic and the strikes by SAG and other unions in our industry virtually paused the industry for approximately two years. For this reason, we consider ourselves in our early stages of our company’s development.

Plan of Operations

Over the next 12 months, we intend to produce the documentary based on the life of John Clancy, complete the script and possibly enter production of the Anne Beiler Story, and continue development of The Grace of Christ.

Depending on the outcome of current offers and negotiations, it is possible that we will enter production on Paradise Found

Operating Results

How long can the business operate without revenue:

It is not our intention to operate without revenue. We are currently attempting to raise capital through a Series A Preferred Round. Camp Hideout, our first feature film, was distributed in theaters in September of 2023 and then through various windows after the theatrical window, including internationally, through VOD, and HULU. This film was financed outside of Called Higher Studios (CHS). CHS produced the film and received a fee, and while this is a positive for CHS, our potential upside was on the backend of the film and required the film to breakeven and attain profitability past budget and the Print and Advertising Investment. We did not hit our estimates; we believe the biggest drivers of not hitting our estimates to be the chosen release date and that the US box office for our release weekend was one of the worst of the year. For this reason, CHS did not received additional profit past the producer fee that was received for producing the film. For many reasons, including the above, our cash balance has reduced; we believe that through major cost cutting, we can operate the business for an additional 12 months without additional revenue or raising additional funds. We usually do not incur major production expenses unless we have projects being developed or that are financed and in production, so this expense can be monitored based on the number of projects we have at any given time. If a project is “set up” and financed, then this usually results in revenue and fees to CHS which would extend our ability to operate.

Foreseeable major expenses based on projections:

Our major foreseen expenses are overhead, marketing, public relations, project development, and fees associated with Regulation CF and Regulation A such as legal and audit costs. We are also incurring legal fees associated with our attempted Series A Preferred Offering. CHS is also developing the Anne Beiler film, and this project is incurring some initial, although minor, development costs. Assuming the future project, the Anne Beiler Story, is set up and funded, we could possibly incur production costs for that film, but that would only be under the scenario where the film is financed and funded through additional capital raised, or outside capital specific to that film.

Future operational challenges:

Crowd management - as our fan and investor base grows, managing the communications and expectations of individual fans and investors becomes more challenging. This will require additional resources, both capital and human.

Finding quality content - our business relies on finding quality source material and/or partnering with other companies who have the rights to quality content.

Future challenges related to capital resources:

Past & Future milestones and events:

Releasing Camp Hideout theatrically and the sale to Hulu was a great milestone for CHS. While the gross receipts did not reach our estimates, we did have the opportunity to generate significant revenues. Getting a film financed and distributed theatrically is extremely difficult and the majority of films made never reach this milestone, so for CHS, we believe this proves that we have the infrastructure, projects, and relationships to get our projects to the point of monetization. We believe our industry is a numbers game, similar to many industries, the more opportunities we have at monetizing films, the chances that a film is a breakout success increases.

Closing our Series A Preferred Round successfully is a future milestone.

We have generated some minor, insignificant revenue through the acquisition of 316tees, our faith t-shirt company. It has generated approximately $57,582 in gross sales in 2023. It is our intention to attempt to grow this business over the next 24 months.

Operating Results – 2023

Balance Sheet Information
Cash and Cash Equivalents:	127,417
Current Assets:	54,723
Accounts and Notes Receivable:	0
Property, Plant and Equipment (PP&E):	0
Non-Current Assets:	77,264
Total Assets:	259,404
Accounts Payable and Accrued Liabilities:	232,040
Long Term Debt:	0
Total Liabilities:	232,040
Total Stockholders’ Equity:	27,364
Total Liabilities and Equity:	259,404

Statement of Comprehensive Income Information
Total Revenues:	210,648
Costs and Expenses Applicable to Revenues:	1,394,862
Depreciation and Amortization:	0.00
Net Income:	-1,184,214

Name of Auditor (if any):	Mongio & Associates CPAs, LLC

Liquidity and Capital Resources

We have raised a total of approximately $3,042,232 in equity from inception through April 30,2024, including:

On July 23, 2019, $25,000 in a private placement under Section 4(a)(2) for the sale of a total of 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC; and

Approximately $1,065,812 in a crowdfunding campaign pursuant to Regulation Crowdfunding for the sale of a total of 1,089,223 shares of Class A Voting Common Stock, at $1.00 per share. This Regulation Crowdfunding offering closed on March 31, 2020.

Approximately $803,479 in a crowdfunding campaign pursuant to an offering under Regulation A, issuing approximately 148,221 shares of Class A Voting Common Stock at $5.52 per share. This Regulation Crowdfunding offering closed on June 30, 2021.

In December 2020, $25,000 in a private placement under Section 4(a)(2) for the sale of 4,529 shares of Class A Voting Common Stock at $5.52 per share.

Approximately $552,827 in a crowdfunding campaign pursuant to Regulation Crowdfunding for the sale of a total of 181,255 shares of Class A Voting Common Stock, at $2.89 per share. This Regulation Crowdfunding offering closed on May 11, 2023.

Approximately $570,014 in a crowdfunding campaign pursuant to Regulation Crowdfunding for the sale of a total of 352,989 shares of Class A Voting Common Stock, at $1,76 per share. This Regulation Crowdfunding offering closed on September 16, 2023

These raise funds are partially offset by approximately $491,843 of offering costs for the year ended December 31, 2023 in connection with the Regulation Crowdfunding offerings.

With these proceeds, we had approximately $41,803, as of May 2024. We believe that we have the cash to fund operations through December 31, 2024.

As of April 29, 2023, we had 1 full-time employees and 2 contractors, representing approximately $28,000 in monthly operating expenses. Effective June 1, 2020, Jason Brown, our President and Chief Executive Officer, began receiving compensation at a base annual salary of $120,000 from the company pursuant to an Employment Agreement dated June 1, 2020. Effective February 8, 2023, Jason Brown’s employment agreement was amended and restated to an updated compensation amount of an annual base salary of $240,000. In addition to the base annual salary, Jason Brown will be entitled to receive incentive bonus compensation annually based on the performance goals and under the terms set out in this Employment Agreement which is attached as an exhibit to filing. Due to the constraint of cashflow Jason Brown has deferred his compensation, the balance owed totals $154,285 as of December 30, 2023.

We have not committed to make any capital expenditures other than the development of the projects listed in this filing. We have no bank line of credit or other arranged financings.

We can operate for a small amount of time through capital contributions and/or debt provided by our parent company Global Development Alpha, LLC, and/or other investors. Our current business model does not have a high burn rate and our operations can be scaled according to our business plan and/or revenue streams. In essence, we do not incur major expenses unless we have projects that are being developed or that are in production.

Trend Information

Prior to the COVID-19 pandemic our industry was experiencing positive growth. Now, in 2024, we seeing theatrical releases with more positive trends in attendance and revenues. We believe there is a surge in the demand for the type of products that we develop, but the market could get over saturated and the potential buyers and distribution channels are limited in comparison to more widely popular genres such as super hero films. This coupled with new consumer habits of streaming from home, makes us very cautious about releasing films theatrically. For this reason, we have begun to develop more scripted series for potential distribution and/or sales to streaming platforms.

Although it is extremely difficult to predict what the entertainment industry will experience in the next 24 to 36 months, we feel that there will be opportunities for companies like ours to take advantage of the demand for our types of products. The difficulty still lies in financing and acquiring distributions partners to monetize the product. While we are optimistic, we are cautiously optimistic.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The company’s executive officers, directors, and significant employees are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/ full-time
Officers:
Jason Lee Brown	President, Chief Executive Officer	43	Appointed to indefinite term of office. June 4, 2019	Full-time

Directors:
Jason Lee Brown	Director	43	Appointed to indefinite term of office. June 4, 2019	Full-time

Significant Employees:
Ash Greyson	Head of Advisory Board	50	Appointed to indefinite term of office July 25, 2019	Part-time

Jason Brown–Founder, President, Chief Executive Officer, Director

Jason Brown is the Founder, President, CEO and Director of the company. He has served in this position since the company’s founding. Prior to founding the company, from 2017 to 2019, Mr. Brown was the CEO of Arolucha Inc., overseeing its developing stages, vision and staffing. Prior to that, from 2014 to 2016, Mr. Brown was the CEO of Aroluxe, LLC, a marketing agency, overseeing its corporate strategy, vision and execution. Mr. Brown has produced feature films that have been distributed by Netflix & Walmart. Additionally, he founded a production company which helped to create over 300 hours of network television that aired on POPtv, a channel owned by CBS & Lionsgate. His experience in community building and film & television drive his passion for Called Higher Studios. Mr. Brown currently serves on the board of Global Development Alpha, LLC, overseeing the operations of this holding company, which holds a controlling interest in Called Higher Studios, Inc.

Ash Greyson–Founder, Head of Advisory Board

With more than 20 years of media experience, Mr. Greyson is an expert producing, marketing, and digital and social strategies for faith-based films. Clients include Lionsgate, Sony Pictures, Focus Features, Paramount, Roadside Attractions, Syfy Channel, Nat Geo Network, TBN, Walden Media, and PureFlix. Mr. Greyson’s marketing campaigns have played an integral part in the success of many films including God’s Not Dead that produced over 60 million dollars in the box office and 2016: Obama’s America, the second highest grossing film in its genre. Mr. Greyson has worked at Ribbow Media Group, a company he founded in 2014, since 2014 and has had an opportunity to work on films such as I Can Only Imagine, Wonder, The Shack, Hacksaw Ridge, Deepwater Horizon, War Room, Risen, Woodlawn, and many others.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2023, we compensated our one highest paid executive officer and director on a consolidated basis as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Jason Brown(1)	President, Chief Executive Officer	$60,000.00	$154,285.71	$214,285.71

(1)	We had only one officer and director as of December 31, 2022.

Effective as of February 8, 2023, the company has entered into an employment agreement with Jason Brown. Jason Brown will receive an annual salary of $240,000 and be entitled to a cash bonus from the company pursuant to the terms of an Employment Agreement dated February 8, 2023. The amount of the bonus will be based upon the achievement of the Company’s annual performance goals and the Executive’s annual target performance milestones, set forth below, as determined by the Audit Committee and the Board. The bonus schedule is as follows:

% of Target Milestones	>100%	80%-99%	79%-60%	59%-40%	39%-30%	Under 20%
% of Base Salary	100%	80%	60%	40%	20%	0%

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 30,2024, the Called Higher Studios voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of Class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class	Percent of Voting Power
Class A Voting Common Stock	Global Development Alpha, LLC(2)	1,500,000 shares		42%	39	%(3)
Class A Voting Common Stock	Ash Greyson	187,500 shares		5%	6%
Class B Voting Common Stock	Jason Brown	200,000 shares		100%	52%
Class A Voting Common Stock	Ash Greyson	46,875 shares		1%	0%

(1)	The address for all the executive officers and directors is c/o Called Higher Studios Inc., 231 Public Square, Suite 300, PMB-41, Franklin, TN 37064.
(2)	Global Development Alpha, LLC is 75% owned by Jason Brown, the company’s President, Chief Executive Officer and Director and 25% owned by Ash Greyson, who is the head of the company’s advisory board.
(3)	Based on 3,548,139 shares of Class A Voting Common Stock and 200,000 shares of Class B Voting Common Stock outstanding.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On July 23, 2019, the company sold 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC pursuant to a Restricted Stock Purchase Agreement, which can be found in Exhibit 6.2 to this Form 1-K. At the time of the transactions, Global Development Alpha, LLC was 100% owed by Jason Brown, the company’s President, Chief Executive Officer, and sole Director. On July 1, 2020, Ash Greyson purchased a 25% interest of Global Development Alpha, LLC, reducing the interest of Jason Brown to 75%.

On July 26, 2019, the company entered into a Restricted Stock Purchase Agreement with Ash Greyson, which can be found in Exhibit 6.3 to this Form 1-K, pursuant to which the company sold 187,500 shares of its Class B Voting Common Stock to Ash Greyson for $100.

On July 26, 2019, the company also entered into an Advisory Board Agreement with Ash Greyson, which can be found in Exhibit 6.1 to this Form 1-K pursuant to which the company granted 46,875 shares of its Class A Voting Common Stock to Ash Greyson as compensation for his advisory services under this agreement.

On August 9, 2023, the Company issued 200,000 of Class B Common Stock to Jason Brown in exchange for $2.

On February 7, 2023, Ash Greyson elected to convert 187,500 shares of Class B Voting Shares into 187,500 Class A Shares.

On February 9, 2023, Global Development Alpha elected to convert 1,500,000 shares of Class B Voting Common Stock into 1,500,000 Class A Shares.

OTHER INFORMATION

Related Party Transaction Disclosure.

On January 1, 2023, the Company entered into a three-year Agreement with an entity of which the majority stockholders are also majority stockholders in the Company. The agreement requires the Company to submit projects to the related party on an exclusive first look basis in exchange for a monthly overhead fee and office space for the term of the Agreement plus an additional 6 months. This agreement was cancelled effective July 31, 2023.

On February 21, 2023, the Company entered into a platform license agreement with a faith-based advertising agency of which the majority stockholder is also a major stockholder in the Company and was granted a perpetual, exclusive, worldwide license to implement and commercialize the assets connected to the entity’s platform. This agreement was cancelled effective September 26, 2023. No revenue or expenses were recognized under this agreement.

During 2023, the Company entered into a marketing services agreement with an entity of which the majority stockholders are also majority stockholders in the Company. The agreement required the Company to manage and purchase the advertising to promote the theatre release of the Camp Hideout film in exchange for a $75k fee and reimbursement of all purchased advertising. The Company also sublet office space from this entity for three months while the Company’s efforts were focused on the marketing services agreement.

During 2023, the Company loaned a related party $27,979 for overhead costs that will be repaid in 2024. The amount due bears no interest and is considered payable on demand. As of December 31, 2023 the amount due from the related party is $27,979.

During 2021, the Company began producing the feature film, “Camp Hideout”. It concluded filming during 2021 and was in post-production until August 2022. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority stockholders are also majority stockholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this was recognized as revenue in August 2022 as the completed film had been delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. The feature was delivered in August 2022.

During 2021 Camp Hideout, LLC entered into a production management agreement with an entity where the majority owner is also a majority stockholder in the Company. The full amount of the payment for the production management fee was $105,600 and was paid and fully expensed in October 2021.

In 2021 the Company received a payment in the amount of $106,600 for a data usage fee and reimbursement for the Company’s investments in the development and production of the film Camp Hideout. This fee was paid by an entity where the majority owner is also a majority stockholder in the Company. During 2022 and 2021 $0 and $17,766 was earned from this agreement.

During 2021 Camp Hideout, LLC entered into a producer fee agreement with an entity where the majority owner is also a stockholder in the Company. The amount of the payment for production fee was $20,000 and was paid in 2021. The Company also paid this entity a consulting fee in the amount of $25,000 for its service on the advisory board for Called Higher.

During 2020, the Company advanced $64,184 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bears no interest and is considered payable on demand. The advance was fully repaid as of December 31, 2022. As of December 31, 2022 and 2021 the amount due to the related party is $0 and $64,184

During 2020, the Company loaned $30,000 to a related party at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020. This note was fully repaid during 2021

Called Higher Studios, Inc. and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2023 and 2022

To Management

Called Higher Studios, Inc.

We have audited the accompanying consolidated statement of financial position of Called Higher Studios, Inc. and its subsidiaries as of December 31, 2022 and 2023, and the related consolidated statement of operations, consolidated statement of cash flows, and consolidated statement of changes in stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Called Higher Studios, Inc. as of December 31, 2022 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, EA, CIA, CFE, MACC

Miami, FL

May 20, 2024

Called Higher Studios Inc.

Consolidated Balance Sheets (Audited)

	Year Ended December 31,
	2023	2022
ASSETS
Current Assets
Cash and Cash Equivalents	$127,417	$188,704
Inventory	21,953	58,727
Deferred Offering Costs	-	27,574
Prepaid Expenses	4,791	9,430
Due From Related Party	27,979	-
Grant Rebate Receivable	-	230,000
Total Current Assets	$182,140	$514,435

Non-Current Assets
Fixed Assets, Net of Accumulated Depreciation	$-	$1,448
Investment in Original Programming	52,359	55,659
Intangible Assets, Net of Accumulated Amortization	24,905	50,771
Total Non-Current Assets	$77,264	$107,878

TOTAL ASSETS	$259,404	$622,313

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$58,874	$26,446
Other Current Liabilities	8,603	172
Accrued Expenses	10,277	10,428
Deferred Compensation	154,286	-
Total Current Liabilities	$232,040	$37,046
Total Liabilities	$232,040	$37,046

Stockholders’ Equity (Deficit)
Preferred stock $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2023 and December 31, 2022	$-	$-
Class A common stock, $0.00001 par, 250,000,000 shares authorized, 3,548,139 and 1,465,480 shares issued and outstanding as of December 31, 2023 and December 31, 2022	37	16
Class B common stock, $0,00001 par, 250,000,000 shares authorized, 1,687,500 shares and 200,000 issued and outstanding as of December 31, 2023 and December 31, 2022	2	17
Deferred Compensation	(796,663)	(796,663)
Additional Paid-in-Capital	3,454,833	2,828,530
Accumulated Deficit	(2,630,845)	(1,446,632)
Total Stockholders’ Equity (Deficit)	$27,364	$585,268

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$259,404	$622,313

The accompanying notes are an integral part of these consolidated financial statements.

Called Higher Studios Inc.

Consolidated Statements Operations and Comprehensive Loss (Audited)

	Years Ended December 31,
	2023	2022
Net Revenues	$210,648	$2,115,064
Cost of Net Revenues	(49,485)	(2,069,034)
Gross Profit	$161,163	$46,030

Operating Expenses
General and Administrative	$690,815	$401,326
Research and Development	-	4,500
Sales and Marketing	381,129	198,510
Total Operating Expenses	$1,071,944	$604,336
Loss from Operations	$(910,781)	$(558,305)

Other Income/(Expense):
Producer Fee Income	$-	$48,500
Grant Rebate	-	230,000
Other Fee Income	-	-
Realized Gain	-	4,281
Other Expenses	(230,000)	-
Retirement of Obsolete	(43,378)	-
Interest Expense	(55)	(1,989)
Total Other Income	$(273,433)	$280,792

Provision for Income Tax	-	-

Net Loss	$(1,184,214)	$(277,513)

Net Loss per share	$(0.35)	$(0.09)
Weighted Average Common Shares	3,362,465	3,140,950

The accompanying notes are an integral part of these consolidated financial statements.

Called Higher Studios Inc.

Consolidated Statement of Changes in Stockholders’ Equity (Deficit) (Audited)
For The Years Ended December 31, 2023 and 2022

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Deferred	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	(Deficit)
Balance at December 31, 2021	1,310,630	$13	1,687,500	$17	$2,441,352	$(796,663)	$(1,169,119)	$475,600
Issuance of Class A Common Stock	139,084	3	-	-	424,206	-	-	424,209
Issuance of Class A Common Stock - Broker Compensation	15,766	-	-	-	23,193	-	-	23,193
Issuance of Warrants - Broker Commission	-	-	-	-	409	-	-	409
Offering Costs	-	-	-	-	(60,630)	-	-	(60,630)
Net Loss	-	-	-	-	-	-	(277,513)	(277,513)
Balance at December 31, 2022	1,465,480	$16	1,687,500	$17	$2,828,530	$(796,663)	$(1,446,632)	$585,268
Conversion of Class B Common Stock	1,687,500	17	(1,687,500)	(17)	-	-	-	-
Issuance of Class A Common Stock	395,159	4	-	-	698,628	-	-	698,632
Issuance of Class B Common Stock	-	-	200,000	2	-	-	-	2
Capital Contributions	-	-	-	-	25,000	-	-	25,000
Offering Costs	-	-	-	-	(97,324)	-	-	(97,324)
Net Loss	-	-	-	-	-	-	(1,184,214)	(1,184,214)
Balance at December 31, 2023	3,548,139	$37	200,000	$2	$3,454,833	$(796,663)	$(2,630,846)	$27,364

The accompanying notes are an integral part of these consolidated financial statements.

Called Higher Studios Inc.

Consolidated Statements of Cash Flows (Audited)

	Years Ended December 31,
	2023	2022
Cash Flows from Operating Activities
Net Loss	$(1,184,214)	$(277,513)
Adjustments to Reconcile Net Loss to Net Cash Provided by (used in)
Operating Activities
Investment in original programming expensed as production costs	-	1,996,848
Depreciation	1	435
Changes in Operating Assets and Liabilities:
Prepaid Expenses	4,640	11,669
Fund held in Escrow	-	46,278
Inventory	36,774	(30,147)
Due from Related Party	(27,979)	-
Accrued Expenses	(152)	(6,243)
Deferred Compensation	154,286	-
Other Current Liabilities	8,431	(23,683)
Accounts Payable	32,428	9,794
Rebate Receivable	230,000	(230,000)
Deferred Revenue, Related Party	-	(2,050,000)
Net Cash Provided by (used in) Operating Activities	$(745,784)	$(552,562)

Cash Flows from Investing Activities
Repayment from Related party	$-	$64,184
Investment in Original Programming	3,300	(123,964)
Disposition of Fixed Assets	1,448	-
Repayment from Note Receivable	-	3,300
Disposition of Intangible Asset	25,865	-
Proceeds from Sale of Investment	-	25,000
Purchase of Intangible Assets	-	(40,065)
Net Cash Provided by (used in) Investing Activities	$30,613	$(71,545)

Cash Flows from Financing Activities
Proceeds from Issuance of Class A Common Stock	$698,632	$424,209
Proceeds from Issuance of Class B Common Stock	2	-
Proceeds from Contribution	25,000	-
Offering Costs	(97,324)	(37,028)
Deferred Offering Costs	27,574	(27,574)
Net Cash Provided by Financing Activities	$653,884	$359,607

Net Change in Cash	$(61,288)	$(264,501)
Cash at Beginning of Year	188,704	453,205
Cash at End of Year	$127,417	$188,704

Supplemental Disclosure of Non- Cash Financing Activities
Shares Issued as Broker Compensation	$-	$23,193
Warrants issued as Broker Commissions	$-	$409

The accompanying notes are an integral part of these consolidated financial statements.

Called Higher Studios, Inc. and Subsidiaries
Notes to the Audited Consolidated Financial Statements

December 31, 2023 and 2022

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (‘Called Higher”) is a corporation organized on June 4, 2019 under the laws of Delaware. The Company’s mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. The company also has retail sales channels for T-shirts doing business under 316 Tees & books doing business as Big Ark Books. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company and majority shareholder of Called Higher Studios, Inc.

On February 22, 2021, Called Higher formed Camp Hideout, LLC in the state of Tennessee. This company was organized to produce and license the feature film, “Camp Hideout”. It is currently a wholly-owned subsidiary of Called Higher.

On March 16, 2021, Called Higher formed By Krave, LLC in the state of Tennessee. This company was organized with two members and is a retailer of jewelry at the retail and wholesale levels. On November 22, 2021, Called Higher entered into a purchase agreement with the other member and purchased all remaining membership units. By Krave, LLC is currently a wholly-owned subsidiary of Called Higher.

On April 25, 2023, Called Higher formed Hatch Me Media, LLC in the state of Delaware. This company was organized as a retailer of posters at the retail level. “Hatch Me Media”. It is currently a wholly-owned subsidiary of Called Higher. As of December 31, 2023 this entity is dormant and has ceased all activity.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $1,184,214 and $277,513 during the years ended December 31, 2023 and 2022, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of additional shares of common stock, however there are no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP) and has adopted the calendar year as its basis of reporting. All intercompany transactions among Called Higher, Camp Hideout, LLC, Hatch Me Media, LLC and By Krave, LLC (collectively the “Company) are eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of Financial Accounting Standards Board Accounting Standards Codification “FASB ASC” 340-10-S99-1. Deferred offering costs consist principally of legal fees and broker fees incurred in connection with an offering the Company initiated during 2019 under Regulation Crowdfunding, during 2020 with Regulation A and Regulation Crowdfunding offerings, during 2021 with a second round of offering under Regulation Crowdfunding and during 2022 with a third round of offering under Regulation Crowdfunding. Prior to the completion of an offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering. There were $27,574 in deferred offering costs as of December 31, 2022 and $0 as of December 31, 2023.

Inventory

Inventories are comprised of merchandise (t-shirts, jewelry etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average costing method. Inventory balances as of December 31, 2023 and 2022 consisted of finished goods and were $21,953 and $58,727, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. In 2023, the Company wrote off obsolete inventory in the amount of $33,319 due to the closing of the retail sales channel for Big Ark Books.

Filmed Entertainment and Production Costs

In accordance with FASB ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write- down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company’s financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting the Company’s results of operations and financial condition.

The Company capitalized $52,359 and $55,659 of program rights and movie production costs incurred in 2023 and 2022. In August 2022 the film Camp Hideout was delivered and costs related to production of the film in the amount of $1,996,848 were expensed during the year ended December 31, 2022. The costs capitalized in 2023 are related to publishing and film projects that have not been greenlit.

Fair Value of Financial Instruments

As defined in Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures”, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement. The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The Company did not have any financial liabilities that were subject to fair value measurement.

Income Taxes

The Company is classified as a C Corporation and its income is taxed at the corporate level. The Company’s subsidiaries, By Krave, Camp Hideout & Hatch Me Media are Limited Liability Companies and their taxable income or loss is passed through to Called Higher Studios Inc. and included in Called Higher Studios Inc. Taxable income or loss.

The Company uses the liability method of accounting for income taxes as set forth in FASB ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $2,630,845 and $1,447,700 as of December 31, 2023 and 2022, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $686,650 and $378,356 as of December 31, 2023 and 2022, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2023 and 2022 and the effective tax rate to 0%.

The Company files U.S. federal and state income tax returns. The 2022 tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

FASB ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are recognized primarily from the sale of service fees from contracts as well as apparel, jewelry and shipping revenue in 2023 and 2022. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise. and the satisfaction of the performance obligations of the contract. The company recognized $145,000 in service fee income & $65,648 in merchandise revenue in 2023.

The company produced & sold a feature film in 2021 and 2022. Revenue of $2,050,000 was recognized in August 2022 as the performance obligation was satisfied. The performance obligation is deemed satisfied when post-production is finalized, and the completed film is delivered to the Distributor.

Costs of Revenues

Costs of revenues include production costs, product costs, contract labor, credit card processing and fulfillment.

Stock-Based Compensation

The Company measures stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock- based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Comprehensive Loss

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive loss is equal to net loss for all periods presented.

Net Loss per Share

Net loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022 diluted net loss per share is the same as basic net loss per share for each year.

The following table sets forth the outstanding potentially dilutive securities that have been excluded from the calculation of diluted net loss per share for the years ended December 31, 2023 and 2022 respectively, because to do so would be anti-dilutive (in common equivalent shares):

	December 31,
	2023	2022
Common Stock Warrants	7,492	7,492
Unvested Restricted Stock	148,852	148,852
Total	156,344	156,344

NOTE 4: GRANT REBATE RECEIVABLE

The Tennessee Entertainment Commission (TEC) Production Incentive offers up to a twenty-five percent rebate on qualified Tennessee expenditures to production companies filming in Tennessee. The incentive, funded through the Film/TV Fund, is distributed to qualified production companies through a grant contract.

The Company entered into a grant contract with the TEC and was approved for a total grant rebate of

$230,000 based on the original production budget for Camp Hideout. After an audit by TEC of the eligible expenses the company received $218,007 in May 2023. The difference that was not collected of $11,993 was written off as other expense on the consolidated statement of operations. Further, the amounts that were collected were paid to PZAJ Holdings, LLC, a related party entity and the acquirer of the Camp Hideout movie, under the terms and conditions of the acquisition agreement from 2021.

NOTE 5: MATERIAL AGREEMENTS

The Company entered into an asset contribution agreement with a third party resulting in the formation of Hatch Me Media, LLC, a Delaware company formed on April 25th, 2023. The agreement called for the third party to contribute certain assets to Hatch Me Media, LLC, in exchange for (1) 1,000 non-voting preferred units, with certain put rights to cause the Company to purchase the preferred units in exchange for shares of the Company’s common stock, valued at $1,200 for each preferred unit and (2) the guarantee of Hatch Me Media, LLC’s, and the Company’s put right obligations to the preferred member, on the terms and conditions set forth in the agreement. The Company held all 1,000 voting common units. The asset contribution agreement resulted in the third-party company selling the right, title and interest in and to the assets, properties and rights of every kind and description, personal, tangible and intangible, wherever situated, which are used or useful in the conduct of the businesses for the following three business lines which included Hatch Me Media Business, Pirasta Business, and Good Path Equity Crowdfunding Business. The contributed assets included contracts, customer lists and market materials, permitted licenses and registrations, trade secrets, intellectual property, accounting records, goodwill, inventory, accounts receivable, prepaid expenses, computer software, website domains, on line platforms, and other intangible assets related to the relating to the business line disclosed above. Hatch Me Media, LLC agreed to assume from the third party the liabilities, duties and obligations of the third party, however there were no liabilities, duties and obligations assumed by Hatch Me Media, LLC as of the time of the agreement. The only asset that was recognized from this transaction was a $25,000 contribution that was made in the form of cash.

On August 17th, 2023, the Company, Hatch Me Media, LLC. and the third party entered into a rescission agreement resulting in rescission and voiding of the asset contribution agreement due to events that occurred subsequent to the closing of the asset contribution agreement. The third party’s preferred units were cancelled and the operating agreement was restated to include the termination of the third party. The Company still holds 1,000 voting common units in Hatch Me Media, LLC and it is a wholly owned subsidiary.

The third-party had invested $25,000 into Hatch Me Media, LLC, which they forfeited, and the Company recorded as a capital contribution in 2023.

NOTE 6: INTANGIBLE ASSETS

The following table sets forth the components that make up the total balance of intangible assets.

	Intangible Assets
	December 31, 2023	December 31, 2022
Website	$39,865	$49,870
Copyright	865	-
Patents	900	900
Total Intangible Assets	$41,630	$50,770

On September 20, 2022 the Company purchased 316tees.com and all related social platforms for a purchase price of $41,000. The amount of $36,000 was paid on the purchase date with the remaining $5,000 to be paid after an earn out period of 3 months. As of December 20, 2022 the earn out was reduced by $1,135 and the purchase amount was updated to $39,865. 316tees.com operates a website that sells custom tee-shirts utilizing 3rd party merchandise providers.

NOTE 7: STOCKHOLDERS’ EQUITY

Capital Structure

On February 10th 2023 the Company amended and restated its Articles of Incorporation authorizing 250,000,000 shares of Class A Voting Common Stock and 250,000,000 shares of Class B Voting Common Stock, along with authorizing 5,000,000 shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stockholders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Company’s board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

On February 10, 2023, Called Higher Studios approved, with a Board Consent, the removal of the right to convert Class B Voting Shares into Class A Shares and authorized the re-filing of an Amended and Restated Certificate of Incorporation with the State of Delaware, which was filed on February 10, 2023.

Common Stock Issuances

During the year ended December 31, 2023, the Company raised gross proceeds of $698,632 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 395,159 shares of Class A Voting Common Stock at $1.76 per share. The Company incurred $97,324 of offering costs during 2023 in connection with the Regulation A and Regulation Crowdfunding offerings.

During the year ended December 31, 2023, the Company issued 200,000 Class B Common Stock in exchange for $2.

On February 7, 2023, a stockholder elected to convert 187,500 shares of Class B Voting Shares into 187,500 Class A Shares.

On February 9, 2023, a stockholder elected to convert 1,500,000 shares of Class B Voting Common Stock into 1,500,000 Class A Shares.

During the year ended December 31, 2022, the Company raised gross proceeds of $424,209 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 139,084 shares of Class A Voting Common Stock at $2.89 per share.

The Company incurred $60,630 of offering costs during 2022 in connection with the Regulation A offerings which consists of the issuance of 15,766 shares of Class A Voting Common Stock with a fair value of $23,194, the issuance of warrants to purchase 81 shares of Class A Voting Common stock with an estimated fair value of $409 and $37,027 of cash payments.

During the year ended December 31, 2021, the Company raised gross proceeds of $582,023 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 108,102 shares of Class A Voting Common Stock at $5.52 per share. Funds in the amount of $46,278 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These funds were disbursed in 2022.

During the year ended December 31, 2021, the Company had committed investments totaling $201,320 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, for Class A Voting Common Stock at $3.05 per share. The money had not been disbursed to the Company and was still in escrow. As such, the investment was not finalized and the 66,007 shares from those investments were not issued as of year-end. The funds from these committed investments were received in February 2022.

Deferred Compensation

In December 2020, the Company entered into an agreement to grant a restricted stock award to an advisor for services. In the agreement, the Company issued an initial amount of 133,596 shares of Class A voting common stock. These were to be adjusted following the close of the Regulation A offering. In total, the number was adjusted to 144,323 restricted Class A Common Stock valued at $796,663 to bring advisor’s total stake to 5% of the Company’s total outstanding shares as of the close of the Regulation A offering. The stocks were granted in two tranches, 50% on January 2021 and the remaining 50% on December 2021. The shares vest upon both a liquidity event defined as (1) an initial public offering, underwritten by a nationally recognized underwriter, of the Common Stock registered pursuant to the Securities Act where there is a Minimum Public Float immediately following such offering, (2) a merger or other business combination of recapitalization whereby the Common Stock is exchanged for cash and/or publicly traded equity or debt securities in another entity or a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the consideration to be received in such merger, business combination or recapitalization or (3) a sale or other disposition of all or substantially all of the Company’s assets to another entity, for cash and/or publicly traded equity or debt securities of another entity of a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the proceeds of such sale or disposition, in each case, other than to the Company, any subsidiary of the Company, or any entity controlled by the ultimate control persons of the Company. Regulation Crowdfund and Regulation A Crowdfunded Offerings as defined by the Securities and Exchange Commission shall not be considered a liquidity event The expense will be recognized when the vesting becomes probable. As of December 31, 2023. the Company has not had a liquidity event and, therefore, has not recognized any stock-based compensation for those restricted stock awards.

Warrants

In connection with the Company’s Regulation A offering, the Company was required to pay a 5% commission in warrants for shares with the same terms as the offering. The offering closed on June 30, 2021 and, at that time, the warrant agreement became due. The Company sold 149,864 shares of Class A Voting Common Stock during this Regulation A offering and, therefore, the Company issued a warrant to purchase 7,492 shares of Class A Voting Common Stock with an estimated fair value of $37,805, of which $37,397 was reflected in 2021 and $409 reflected in 2022, which was recognized as offering costs. The exercise price of the warrant is $5.52, vests immediately and expires in five years. The fair value of the warrants was estimated using the Black- Scholes option pricing model with the following assumptions: Expected term of 5 years, expected volatility of 152.10%, expected dividend yield of 0% and risk-free interest rate of 1.45%. The expected volatility is the Company’s estimate of expected volatility that is based on the volatility of other public companies that are in closely related industries to the Company. As of December 31, 2023, all of the 7,492 outstanding warrants are exercisable.

NOTE 8: RELATED PARTY TRANSACTIONS

During 2021, the Company began producing the feature film, “Camp Hideout”. It concluded filming during 2021 and was in post-production until August 2022. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority stockholders are also majority stockholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this was recognized as revenue in August 2022 as the completed film had been delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. The feature was delivered in August 2022.

On January 1, 2023, the Company entered into a three-year Agreement with an entity of which the majority stockholders are also majority stockholders in the Company. The agreement requires the Company to submit projects to the related party on an exclusive first look basis in exchange for a monthly overhead fee and office space for the term of the Agreement plus an additional 6 months. This agreement was cancelled effective July 31, 2023.

On February 21, 2023, the Company entered into a platform license agreement with a faith-based advertising agency of which the majority stockholder is also a major stockholder in the Company and was granted a perpetual, exclusive, worldwide license to implement and commercialize the assets connected to the entity’s platform. This agreement was cancelled effective September 26, 2023. No revenue or expenses were recognized under this agreement.

During 2023, the Company entered into a marketing services agreement with an entity of which the majority stockholders are also majority stockholders in the Company. The agreement required the Company to manage and purchase the advertising to promote the theatre release of the Camp Hideout film in exchange for a $75k fee and reimbursement of all purchased advertising. The Company also sublet office space from this entity for three months while the Company’s efforts were focused on the marketing services agreement.

During 2023, the Company loaned a related party $27,979 for overhead costs that will be repaid in 2024. The amount due bears no interest and is considered payable on demand. As of December 31, 2023 the amount due from the related party is $27,979.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard on January 1, 2022. The adoption of this standard did not have a material impact on their financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

As part of contracting professional services for the production of the movie, “Camp Hideout”, the Company entered into agreements with certain contractors during 2020 upon which contingent liabilities may be due for an amount of up to 5% based on net profits. The Company entered into an agreement with a related party on August 21, 2021 for the exclusive purchase of rights to The Camp Hideout film. The film was delivered in August of 2022 at which time the contingent liabilities were assigned to the purchaser.

NOTE 11: SUBSEQUENT EVENTS

On March 7, 2024, the stockholders approved a decrease of authorized shares to a total of 50,000,000 shares of stock consisting of 36,000,000 shares of Class A Voting Common Stock, 5,000,000 shares of Class B Voting Common Stock, and 9,000,000 shares of Series A Preferred Stock. The Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware to reflect these changes.

During 2024 the Company began a revenue participation crowdfunding raise for a film project currently in development. The raise closed in April 2024 and raised a total of $34,970.

PART III

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation (Included as Exhibit 2.1 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-1_calledhigher.htm)

2.2	Bylaws (Included as Exhibit 2.2 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-2_calledhigher.htm

2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (Included as Exhibit 2.3 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-3_calledhigher.htm)

6.1	Advisory Board Agreement with Ash Greyson (Included as Exhibit 6.1 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-1_calledhigher.htm)

6.2	Restricted Stock Purchase Agreement with Global Development Alpha (Included as Exhibit 6.2 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-2_calledhigher.htm)

6.3	Restricted Stock Purchase Agreement with Ash Greyson (Included as Exhibit 6.3 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-3_calledhigher.htm)

6.4	Jason Brown Employment Agreement dated June 1, 2020 (Included as Exhibit 6.4 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-4_calledhigher.htm)

8.1	Escrow Services Agreement dated May 11, 2020 (Included as Exhibit 8.1 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex8-1_calledhigher.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized., in the City of Franklin, State of Tennessee, on May 22, 2024.

CALLED HIGHER STUDIOS, INC.

/s/ Jason Brown
By	Jason Brown, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following per-sons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jason Brown
Jason Brown, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Sole Director
Date: May 22, 2024